STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.     Tel: +44 207 611 8960
Aldwych House              Fax: +44 207 611 8965
71-91 Aldwych              www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

NEWS RELEASE

   Stolt-Nielsen S.A. to Take Additional 2005 Fourth-Quarter Charges Relating
               Primarily to Customer-Related Antitrust Provisions

London, England - April 3, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI), announced today that the Company will take additional charges totaling $13.8 million to its previously announced unaudited fourth-quarter 2005 results. The additional charges primarily reflect additional customer-related antitrust provisions of $13.5 million and certain other adjustments that net to $0.3 million.

Stolt-Nielsen Transportation Group (SNTG) has actively engaged in discussions with a number of customers regarding the subject matter of the U.S. Department of Justice (DOJ) and European Commission (EC) antitrust investigations. To date, SNTG has reached agreements or agreements in principle resolving existing and potential claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations.

SNTG has provided an additional $13.5 million against fourth-quarter 2005 revenue, reflecting the cash payments or guaranteed payment terms of such agreements or agreements reached in principle or offers made to customers, since February 23, 2006 when the Company announced its unaudited financial results for the period ended November 30, 2005. The amount is in addition to the provisions of $15.6 million previously reported on February 23, 2006.

In some cases, SNTG has agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business. The potential future rebates are not charged against revenues unless and until the rebate is earned. The aggregate amount of such future rebates for which SNTG could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $16 million. We expect that most of the revenues that would be subject to these rebates will occur within the first two years subsequent to November 30, 2005.

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which we operate; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products we transport; prevailing market rates for the transportation services we offer and the fish products we sell; the cost and feasibility of maintaining and replacing our older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; Stolt-Nielsen S.A.'s relationship with significant customers; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the ability to complete the Marine Harvest sale transaction; the impact of laws and regulations; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

CONTACTS:
Richard M. Lemanski
U.S.A. 1 203 299 3604
rlemanski@stolt.com

Jan Chr. Engelhardtsen
U.K. 44 20 7611 8972
jengelhardtsen@stolt.com

                                        2